Expense Limitation Agreement

To: PREDEX

17605 Wright Street, Suite 2

Omaha, NE  68130

Dear Board Members:

You have engaged us to act as the sole investment adviser to PREDEX (the "Trust" or the "Fund"), pursuant to a Management Agreement dated on or about March 21, 2013.

Effective from the effective date of the Fund's registration statement for a period of at least 1 year, we agree to waive our fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering and organizational expenses, but excluding interest (if any), brokerage commissions (if any), acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 0.85% per annum of the Fund's average daily net assets.

Additionally, this Expense Limitation Agreement may not be terminated by PREDEX Capital Management, LLC, but may be terminated by the Fund's Board of Trustees, on written notice to PREDEX Capital Management, LLC.  This Agreement will automatically terminate, with respect to the Fund if the Management Agreement for the Fund is terminated.  Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses were incurred, if the Fund is able to make the repayment without exceeding its current expense limitation.  The right to repayment shall survive termination of the Management Agreement, unless waived by PREDEX Capital Management, LLC.

PREDEX Capital Management, LLC

By: /s/ J. Grayson Sanders

J. Grayson Sanders

Managing Principal

Date: 8-2-13

Acceptance: PREDEX

By: /s/ J. Grayson Sanders

J. Grayson Sanders

President

Date: 8-2-13

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